SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 11-K

ANNUAL REPORT

Pursuant to Section 15(d) of the Securities Exchange Act of 1934

ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2001

Commission File No. 1-15607

Full title of the Plan:

THE INVESTMENT-INCENTIVE PLAN FOR JOHN HANCOCK EMPLOYEES

Name of the issuer of the securities held pursuant to the Plan and the address of its principal executive office:

JOHN HANCOCK FINANCIAL SERVICES, INC.
John Hancock Place
Boston, Massachusetts 02117

THE INVESTMENT-INCENTIVE PLAN FOR JOHN HANCOCK EMPLOYEES

TABLE OF CONTENTS

The Investment-Incentive Plan For John Hancock Employees

Financial Statements
and
Auditors' Report

December 31, 2001 and 2000

Daniel Dennis & Company LLP
Certified Public Accountants

116 Huntington Avenue
Boston, MA 02116
(617) 262-9898
FAX: (617) 437-9937

Web Site: http://www.danieldennis.com
E-Mail: ddennis@danieldennis.com

THE INVESTMENT-INCENTIVE PLAN FOR JOHN HANCOCK EMPLOYEES
Audited Financial Statements
December 31, 2001 and 2000

Audited Financial Statements

Daniel Dennis & Company LLP
Certified Public Accountants

To the Trustees and Participants
The Investment-Incentive Plan for
John Hancock Employees

Independent Auditors' Report

We have audited the accompanying statements of net assets available for plan benefits of The Investment-Incentive Plan for John Hancock Employees (the Plan) as of December 31, 2001 and 2000, and the related statements of changes in net assets available for plan benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Plan at December 31, 2001 and 2000, and the changes in its net assets available for plan benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Daniel Dennis + Company LLP

May 24, 2002

116 Huntington Avenue, Boston, Massachusetts 02116 (617) 262-9898 Fax (617) 437-9937

The Investment-Incentive Plan for John Hancock Employees
Statement of Net Assets Available for Plan Benefits
December 31, 2001 and 2000

	2001	*2000*
Plan interest in The Investment-Incentive Plan for John Hancock Employees-John Hancock Savings and Investment Plan Master Trust	$ 887,753,274	$ 893,472,688
Net assets available for plan benefits	$ 887,753,274	$ 893,472,688

See accompanying notes to financial statements.

The Investment-Incentive Plan for John Hancock Employees
Statement of Changes in Net Assets Available for Plan Benefits
For the Years Ended December 31, 2001 and 2000

	2001	*2000*
Increase/(decrease) in Plan interest in The Investment-Incentive Plan for John Hancock Employees-John Hancock Savings and Investment Plan Master Trust	$ (5,719,414)	$ (31,956,177)
Net increase/(decrease) in plan assets available for plan benefits	(5,719,414)	(31,956,177)
Net assets available for plan benefits at beginning of year	893,472,688	925,428,865
Net assets available for plan benefits at end of year	$ 887,753,274	$ 893,472,688

See accompanying notes to financial statements.

Note A - Plan Description

The Investment-Incentive Plan for John Hancock Employees (the Plan) was created on January 1, 1988 as a profit-sharing plan for eligible employees (the Participants) of John Hancock Mutual Life Insurance Company for investment within various funds with differing investment objectives. As a result of the 2000 demutualization of John Hancock Mutual Life Insurance Company, the Plan is now sponsored by John Hancock Financial Services, Inc. (the Company). The Plan's assets are co-mingled with the assets of the John Hancock Savings and Investment Plan under a common master trust fund (the Trust) administered by Investors Bank & Trust Company (the Trustee).

A participant may make basic pre-tax contributions of 1 to 4% of compensation by means of regular payroll deductions. The Company matches 100% of the participant's basic pre-tax contributions. In addition, participants may make supplemental pre-tax contributions up to 11% of compensation and post-tax contributions up to 10% of compensation, with the sum of the basic pre-tax, supplemental pre-tax and post-tax contributions not to exceed 15% of compensation.

The Participants fully and immediately vest in all contributions when made.

The Company has the right at any time to terminate the Plan, as well as to suspend or discontinue its contributions. In the event of termination, each participant is entitled to the full balance in his or her account at the date of termination.

Note B - Significant Accounting Policies

Valuation of Investments

The fair value of the Plan's interest in the Trust is based on the beginning of year value of the Plan's interest in the Trust, plus actual contributions and allocated investment income, less actual disbursements and allocated administrative expenses, plus/less amounts transferred from/to other plans (See Note C).

Trust securities traded on a national securities exchange are valued at the last reported sales price on the last business day of the year. Trust investments traded in over-the-counter market and listed securities for which no sale was reported on that date are valued at the mean between the last reported bid and asked prices. The Trust's pooled investment fund, which represents short-term securities purchased with daily uninvested contributions, is valued at cost, which approximates fair value. Investment security transactions are recorded by the Trust on the date of purchase or sale (trade date) and realized gains or losses are determined on the basis of average cost.

The Trust's unallocated insurance contracts, which are not readily marketable, are valued at contract value as reported by the Company, which generally includes contributions plus investment income credited less withdrawals for plan benefits.

Trust assets representing participants' loans are valued at unpaid principal, which does not vary significantly from current value (see Note E).

***Note B - Significant Accounting Policies** - continued*

Federal Income Taxes

The Plan obtained its latest determination letter on January 26, 1996, in which the Internal Revenue Service stated that the plan, as then designated, was in compliance with the applicable requirements of the Internal Revenue Code. The Plan has been amended since receiving the determination letter. However, the Plan's administrator and the Plan's tax counsel believe that the Plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code. Therefore, no provision for income taxes has been included in the Plan's financial statements.

Participants' Activity

The participants' investment in the Plan, at net asset value determined daily, is expressed in dollars of investment. The participants may make contributions and withdrawals and receive loans secured by their accounts, the timing and form of which are determined in accordance with the terms of the Plan.

Expenses

Investment services fees recorded by the Trust and allocated to the Plan were approximately $767,000 and $971,000 in 2001 and 2000, respectively. For the year ended December 31, 2001, administrative fees totaling approximately $302,000 were charged to the Trust by the Company and allocated to the Plan. All other administration expenses of the Trust are borne by the Company.

Plan Transfers

Participants who have an account balance under another individual account plan sponsored by the Company may transfer the account balance to this Plan provided that the other plan authorizes the transfer. In addition, participants who have an account balance with this Plan, may transfer the account balance to another individual account plan sponsored by the Company provided that the Plan authorizes the transfer. During 2001 and 2000, certain participants elected to transfer their plan balances to/from the Plan in accordance with the Plan agreement.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires the Plan to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results may differ from those estimates.

Change in Investment Funds

Effective March 2000, the John Hancock Stock Fund was added as a ninth investment option of the Trust. Also effective in March 2000, the first 2% of Company match is invested in the John Hancock Stock Fund, designated as "restricted" match dollars.

Note B - Significant Accounting Policies – Continued

Effective April 2001, the Small Cap Growth Equity Fund, the International Growth Equity Fund, the Relative Value Fund, the Financial Industries Fund, and the Technology Fund were added as additional investment options of the Trust.

Note C – Interest in Master Trust

The Plan's interest in the net assets of the Trust was approximately 86% at December 31, 2001 and 2000. Investment income/(loss) and administrative expenses were allocated to both the Plan and the John Hancock Savings and Investment Plan on a daily basis using the number of shares held by the participants at the end of each day as the allocation basis.

At December 31, 2001 and 2000, the fair values of investments for the Trust are as follows:

	2001	*2000*
Common stocks	$ 460,719,115	$ 510,048,850
Pooled investment fund	870,000	1,479,000
Unallocated insurance contracts	557,036,016	515,394,487
Cash	1,839,305	2,002,224
Participant loans	14,469,582	17,008,185
Total	$ 1,034,934,018	$ 1,045,932,746

Investment income for the Trust for 2001 and 2000 is as follows:

	2001	*2000*
Net appreciation/(depreciation) in fair value of investments:		
Common stocks	$ (29,787,281)	$(27,180,093)
Pooled investment fund	-	-
Unallocated insurance contracts	-	-
Participant loans	-	-
Subtotal	(29,787,281)	(27,180,093)
Interest - net of expenses (Note B)	34,766,145	33,273,780
Dividends	3,056,978	3,956,504
Total	$ 8,035,842	$ 10,050,191

Note D - Unallocated Insurance Contracts

The Trustee maintains a significant portion of the Plan's assets in unallocated insurance contracts with the Company with guaranteed interest rates varying from 5.36% to 7.60%. The participants receive a composite rate of return on their account balances.

Note E - Loans Receivable

Under the provisions of the Plan, the Participants may be granted loans from the assets of the Trust. These loans are secured by the Participants' account balances and carry a market rate of interest. Principal repayments and interest payments are made through payroll deductions and are credited to the Participant's accounts. The Trust accounts for loans in a special account separate from the other investment funds.

Note F - Related Party Transactions

Independence Investment LLC (IILLC), an indirect wholly-owned subsidiary of the Company, is an investment advisor for the Trust's Large Cap Growth Equity Fund pursuant to an agreement with the Plan. For the years ended December 31, 2001 and 2000, IILLC fees allocated to the Plan were approximately $319,000 and $439,000, respectively.

The following investment options of the Trust are investment vehicles sponsored by the Company:

Fund Name	*Investment Vehicle*	*Net Assets 12/31/01*	*Net Assets 12/31/00*
Small Cap Growth Equity Fund	Mutual Fund	$ 2,234,134	$ -
Relative Value Fund	Mutual Fund	1,667,034	-
Financial Industries Fund	Mutual Fund	1,115,056	-
Technology Fund	Mutual Fund	3,889,531	-
John Hancock Stock Fund	Stock	55,064,222	36,848,601
Total		$63,969,977	$36,848,601

John Hancock Advisers, Inc., an indirect wholly-owned subsidiary of the Company, is an investment advisor for the above mutual funds.

Note G - Other Matters

During the years ended December 31, 2001 and 2000, there were no loans, fixed income obligations or leases in default or classified as uncollectible by the Trust.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Savings Plans Investment Committee has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

THE INVESTMENT-INCENTIVE PLAN FOR JOHN HANCOCK EMPLOYEES

June 26, 2002

By: ______________________

Robert R. Reitano, Chairman
Savings Plans Investment Committee

Exhibit 23 - Consent of Independent Auditors

Daniel Dennis & Company LLP
Certified Public Accountants

Consent of Independent Auditors

We consent to the incorporation by reference in the Registration Statement (Form S-8 No. 333-30782) pertaining to The Investment-Incentive Plan for John Hancock Employees of our report dated May 24, 2002, with respect to the financial statements of The Investment-Incentive Plan for John Hancock Employees included in this Annual Report (Form 11-K) for the year ended December 31, 2001.

Daniel Dennis + Company LLP

May 24, 2002

116 Huntington Avenue, Boston, Massachusetts 02116 (617) 262-9898 Fax (617) 437-9937